Mail Stop 4561   September 22, 2008

Duane Bennett, President
Montgomery Real Estate Service, Inc.
c/o Lessard Property Management, Inc.
191 Chestnut Street
Springfield, MA 01103

> **Re: Montgomery Real Estate Service, Inc.**
> **Form 10**
> **Filed March 27, 2008**
> **File No. 000-53146**

Dear Mr. Bennett:

        We have completed our review of your Form 10 and related filings and do not, at
this time, have any further comments.

                                    Sincerely,

                                    Michael McTiernan
                                    Special Counsel

cc: Jared Febbroriello, Esquire (by facsimile)